UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 24, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	Amec Foster Wheeler plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to thenotification obligation: iii	Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):iv	State Street, State Street Luxembourg, Bank of New York, Mellon Bank, Northern Trust, JP Morgan Chase, RBC Dexia Investor Services Bank, and US Bank
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	March 22, 2017
6. Date on which issuer notified:	March 23, 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	Above 10%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000282623	38,209,618	38,209,618			39,757,366		10.2%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv		Number of votingrights that may beacquired if theinstrument isexercised/ converted.		% of votingrights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal		Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
39,757,366			10.2%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
Artisan Partners Limited Partnership ("APLP"), a U.S. registered investment adviser, is a limited partnership organized under the laws of the State of Delaware. Control of APLP is vested in its general partner, Artisan Investments GP LLC ("Artisan LLC"), a limited liability company organized under the laws of the State of Delaware. Artisan Partners Holdings LP ("Artisan Holdings") is the sole member of Artisan LLC, and is the sole limited partner of APLP. Control of Artisan Holdings is vested in its general partner, Artisan Partners Asset Management Inc. ("APAM"), organized under the laws of the State of Delaware.

APAM is a publicly traded Company and has in issue three classes of common stock as well as preferred stock. No single undertaking is now in control of APAM.

Artisan International Value Fund ("ARTIV"), is a series of Artisan Partners Funds Inc., a U.S. registered investment company. Certain officers and a director of Artisan Partners Funds, Inc. are employees of APLP. APLP pursuant to its advisory contract with ARTIV has the power to purchase and sell securities on behalf of ARTIV and to vote for ARTIV. ARTIV, as of March 22, 2017, was interested in 16,206,673 shares, representing 4.2% of the 10.2% disclosed above, of Amec Foster Wheeler plc.

In addition, Artisan Global Value Fund ("ARTGV") is a series of Artisan Partners Funds Inc., a U.S. registered investment company. Certain officers and a director of Artisan Partners Funds, Inc. are employees of APLP. APLP pursuant to its advisory contract with ARTGV has the power to purchase and sell securities on behalf of ARTGV and to vote for ARTGV. ARTGV, as of March 22, 2017, was interested in 3,084,614 shares, representing 0.8% of the 10.2% disclosed above, of Amec Foster Wheeler plc.

Proxy Voting:
10. Name of the proxy holder:	Artisan Partners Limited Partnership
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Amec Foster Wheeler plc is disclosing this information in accordance with DTR 5.8.12R
14. Contact name:	Jennifer Warburton
15. Contact telephone number:	+44 (0)1565 683359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary